                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                   FORM 10-SB

                   GENERAL FORM FOR REGISTRATION OF SECURITIES
                            OF SMALL BUSINESS ISSUERS

        UNDER SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

                        Thoroughbred Interests, Inc.
--------------------------------------------------------------------------------
                 (Name of Small Business Issuer in its charter)

          Kentucky                                       61-1342734

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(State of other jurisdiction of          (I.R.S. Employer Identification No.)
 incorporation or organization)


127 South 6th Street, Louisville, KY                          40202
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(Address of principal executive offices)                    (Zip Code)


Issuer's telephone number        (502) 584-4434
-------------------------------------------------------

Securities to be registered under Section 12(b) of the Act:

      Title of each class                Name of each exchange on which
      to be so registered                each class is to be registered

----------------------------------      ---------------------------------

----------------------------------      ---------------------------------


           Securities to be registered under Section 12(g) of the Act:



                                  Common Stock
--------------------------------------------------------------------------------
                                (Title of class)


--------------------------------------------------------------------------------
                                (Title of class)

TABLE OF CONTENTS



PART I                                                                       PAGE


Item 1   Description of Business                                               3

Item 2   Management's Discussion and Analysis or Plan of Operation            11

Item 3   Description of Property                                              12

Item 4   Security Ownership of Certain Beneficial
         Owners and Management                                                13

Item 5   Directors, Executive Officers, Promoters and Control Persons         14

Item 6   Executive Compensation                                               15

Item 7   Certain Relationships and Related Transactions                       17

Item 8   Description of Securities                                            17


PART II


Item 1   Market Price of and Dividends on the Registrant's Common Equity
         and Other Shareholder Matters                                        19

Item 2   Legal Proceedings                                                    19

Item 3   Changes in and Disagreements with Accountants
         on Accounting and Financial Disclosure                               19

Item 4   Recent Sales of Unregistered Securities                              19

Item 5   Indemnification of Directors and Officers                            20

SIGNATURE                                                                     22



FINANCIAL STATEMENTS

See attached Financial Statements

EXHIBIT INDEX


No.      Description of Exhibit
---      ----------------------

3.1      Articles of Incorporation of Thoroughbred Interests, Inc., dated March
         25, 1999

3.2      Bylaws of Thoroughbred Interests, Inc.

5.1      Tradeability Opinion.

10.1     Indemnification Agreement between James D. Tilton and Thoroughbred
         Interests, Inc.

10.2     Promissory Note, Augustine Capital Management, Inc.

10.3 Stock Escrow Agreement by and between James D. Tilton, the August Fund, and H. G. Bagwell

10.4     Pledge and Security Agreement; James D. Tilton and the Augustine Fund,
         LP Guaranty Agreement

10.5     Employment Agreement between James D. Tilton and Thoroughbred
         Interests, Inc.

10.6     Amendment to Employment Agreement between James D. Tilton and
         Thoroughbred Interests, Inc.

10.7     Employment Stock Option Plan


                                     PART I
ITEM 1. DESCRIPTION OF BUSINESS

OFFICE

We currently maintain our principal office at 127 South 6th Street, Louisville, Kentucky 40242, where our telephone number is (502)584-4434 and our facsimile number is (502) 584-4850.


OUR COMPANY

We were organized as a business corporation under the laws of the State of Nevada on March 25, 1999. Our main business objective is purchasing yearlings, pinhooking them, and then selling them for profit at auction as two year olds. We may also conduct operations in other areas of the horse and thoroughbred industry, such as purchasing, training and reselling mares and weanlings; purchasing and reselling stallion seasons; and racing of purchased thoroughbreds.

BUSINESS

Thoroughbred Interests, Inc. was formed to engage in "pinhooking", with possible expansion into other areas of the thoroughbred industry. Pinhooking involves the following: First, there is a purchase of a yearling, either at auction or in a private sale from an individual, partnership, or corporation. Then yearling is broken and trained with the intent of reselling the yearling, usually at auction, as a two-year old. A yearling is a horse that is between the ages of one and two years old. A weanling is a horse that is less than one year old. We currently hold title to nine thoroughbreds. (See "Description of Property")

Other areas in the thoroughbred industry which Thoroughbred Interests, Inc.

will likely pursue include: purchasing and reselling weanlings; breeding and reselling mares, and stallion seasons; and racing. The weanling practice is similar to the pinhooking practice described above, with the exception that the horse is normally purchased at nine to eleven months of age and is resold as a yearling. "Stallion seasons" is the term used to describe the practice of engaging in the purchase and resale of stud services. Traditionally, one may contractually commit to breed horses a certain number of times, without a guarantee of a foal, in exchange for a lower fee than if one purchased only one breeding time. The purchase of a large number of breeding times enables one to attempt to resell those breeding times for profit.


GENERAL BUSINESS PLAN OF THOROUGHBRED INTERESTS, INC.

Our business plan entails purchasing horses at auctions and in private sales, and reselling those horses after six to eighteen months of training and development. Our horses to date have been purchased primarily from Florida, Kentucky, and Maryland with purchases of horses from California expected to follow. We expect numerous purchases of horses from Florida.

We are using the services of horsemen and horsewomen with pinhooking experience to break and develop the horses we purchase. Our initial pinhookers are Ciaran Dunne and Amy Dunne and we may use other or additional pinhookers in the future. The Dunnes presently own Wavertree Stables, Inc., which is located at the Classic Mile Park training center in Ocala, Florida. The Dunnes' facilities include a 48 stall barn on nearly 100 acres, including paddock areas. The training center has a one-mile dirt track and a seven- furlong turf course that the Dunnes are entitled to use. The track is worked and watered to achieve a cushion to aid in the development of young horses as well as those in rehabilitation. The track is rolled back and professionally inspected several times each year in order to maintain a proper base. The Dunnes hold an annual lease at the training center, with an option to renew. They also have the ability to rent adjacent barn space and paddock areas as needed.

The Dunnes have been pinhooking and training horses as Wavertree Stables, Inc. for the past four years. Ciaran Dunne oversees all aspects of training of the horses. The Dunnes employ approximately two assistant horse trainers, five riders and eight groomers to help care for the horses. The Dunnes have rented a duplex house on the premises which is used by the two assistant horse trainers and one of their riders. Among the top class runners to emerge from the Dunnes' training program are the following stakes winners:

              - Witchful Thinking (graded stakes winner)
              - Victorica (graded stakes winner)
              - Watch This (champion two year old in Ohio in 1998)
              - Bakushin Hero (Japanese stakes winner)
              - Toyo Pector (Japanese stakes winner)

On the pinhooking front, major scores for Wavertree Stables and the Dunnes have included a Meadowlake filly purchased for $30,000 as a yearling and resold for $260,000 in 1997, a Saint Balido colt purchased for $50,000 and resold for $270,000 in 1999 and the 1998 O.B.S. February sale topper: a Prospectors Gamble colt purchased for $65,000 and resold for $430,000.

The Dunnes have operated their own pinhooking venture for the last three years for Wavertree Stables. In 1996 their venture invested $290,000 and had receipts of $530,000 in 1997, (on the $290,000 invested) for a 64% return on investment after deducting commissions and expenses. In 1997 their pinhooking venture invested $440,000 and had receipts of $830,000 in 1998, (on the $440,000 invested) for a 69% return on investment after deducting commissions and expenses. The 1998-1999 return on investment figure is much lower than that of the prior years. In 1998 their pinhooking venture invested $604,000 and received a return of $740,000 in 1999, before deducting commissions and expenses.

We have not yet finalized a contract with the Dunnes for purchasing our thoroughbred horses for us, or a contract with Wavertree Stables for pinhooking for us. We expect to reach such agreements in the immediate future. We expect the basis of our agreement with the Dunnes to be that the Dunnes will receive a fee of 5% of the purchase price of all horses we purchase, for providing advice on which horses to purchase and for actually purchasing such horses for us. We also expect to enter into an agreement with Wavertree Stables in which Wavertree Stables will provide maintenance, care and training for each horse we purchase and where Wavertree Stables will bill us for pre- and post-sale veterinary services, shipping, routine veterinary charges, blacksmith, breaking and training, sale nominations and entry fees, advertising and video production. We anticipate the cost of such care to be in the range of $10,000 - $15,000 per horse. Also, under such agreement with Wavertree Stables, we will make payment of 5% of the sales price of each horse we sell, to Wavertree Stables.

We will incur nominal expenses in transporting horses. We will obtain a mortality and surgical insurance policy for each horse purchased. This insurance will cost approximately 2.5% of the purchase price of each horse. Additionally, all horses sold at auction incur an 5% auction fee of purchase price, payable by the seller to the auction house. The buyer at auctions does not pay any fee to the auction house in addition to the purchase price.

We do not currently employ any workers other than Mr. Tilton.

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
HISTORICAL BACKGROUND

Following is a detailed chronology of the steps we have taken in furtherance of our business plan, beginning in 1997 with the efforts of our President, Mr. Tilton, prior to our incorporation. Mr. Tilton has dedicated much of the past three years to developing and building our Company.

a) 1997: Mr. Tilton spent much of 1997 studying and developing a plan to (i) acquire young thoroughbreds, (ii) board and train them as race horses, and (iii) resell them profitable at a late date in the marketplace. Mr. Tilton's market research came from several sources, including his personal experience (e.g. by growing up in the heart of the thoroughbred industry), his participation in horse ownership partnerships, and from his extensive reading of books and trade publications in the field, including periodicals such as Blood Horse and Thoroughbred Times. Mr. Tilton's objective was threefold. He wished to (i) build a solid understanding of the thoroughbred market, (ii) conduct extensive first hand research, and (iii) develop a solid business plan of the company that he planned to form.

b) January-June
   of 1998: In addition to networking in Kentucky, Mr.Tilton made numerous trips to Florida and California to meet with individuals and entities in the thoroughbred industry, such as Wavertree Stables, Bluegrass Thoroughbred Services and Chris Baker Racing Stables. Mr. Tilton continued to own a few race horses in partnership with other individuals. His continued partnerships with other horse owners provided additional market research, reinforcing the "Thoroughbred Interests" concept. During this time, a solid business relationship developed between Mr. Tilton and Wavertree Stables and substantive discussions took place regarding a future business alliance with Wavertree and the corporation that Mr. Tilton planned to form. Mr. Tilton discussed his business concept and plan with these contact extensively.

c) July-Dec.
   of 1998: Mr. Tilton attended thoroughbred auctions around the country, including, but not limited to the Fasig-Tipton Auction. Mr. Tilton met consigners in the horse breeding and training business. He purchased one race horse in September of 1998, five race horses in October and two in December. Three of these horses were resold 1999, and have been racing successfully.

d) January 1999:   At this time, Mr. Tilton formed Thoroughbred Interests, Inc.
                   Based upon his two years of research and planning, Mr.
                   Tilton's business plan for the our Company focused on pinhooking yearlings (from newborn horses to up to two-year old horses) and reselling them six to nine months later after boarding and training them as race-horses. The buying and selling would take place at major thoroughbred auctions.

e) March 1999:     Thoroughbred Interests, Inc. issued 2,050,000 shares
                   of Common Stock to five (5) individuals and entities in exchange for services. The issuer also made
                   Regulation D, Rule 504 Offering, where Mr. Tilton personally solicited 43 individuals and entities and issued 43,000 shares of Common Stock (1000 shares to each individual or entity at $0.10 per share) raising a total of $4,300. A Form D was inadvertently not filed with the SEC. No offering document was utilized since the individual investors in the 504 Offering were personally known to the President of the Issuer, Jim Tilton, and they were well informed of the Offering through Mr. Tilton's live presentation and subsequent telephone and personal interviews. All investors signed subscription agreements

g)   July 1999:    The Company borrowed $50,000 from Mr. Tilton for the
                   purpose of acquiring our first horse at the Fasig
                   Tipton Auction (Lord at War/Sa Marche Filly). We sold that horse at the OSB February 2000 Thoroughbred
                   Sale for $125,000 before expenses.

h)   Aug. 1999:    We acquired two additional horses for a total sum of
                   $121,000 at the Fasig Tipton New York Auction. The funds used to purchase the horses were also borrowed from Mr. Tilton.

i)   Sept. 1999:   We purchased one horse for $75,000 at the Keeneland
                   sale. We also raised $300,000. (Augustine Debenture).

j) October 1999:   We purchased three horses at the Fasig Tipton auction
                   in Maryland for a total of $60,000, and two horses in Kentucky for a total of $100,000.

k) November 1999-
   January 2000:   We raised an additional  $100,000 to cover expenses.


l) Feb. 2000-
   May 2000:       We sold six of the eight horses acquired.  Our original
                   purchase price for these horses totaled $318,000 and the sale price was $560,000 before expenses.

m) June 2000:      We sold two horses, acquired originally for $97,000, for
                   $200,000 before expenses.

         Since 1997, Mr. Tilton has planned, researched and developed and executed a business plan, which is and has been successfully carried forward by the Company.


      Cautionary Factors That May Affect Future Results

This registration statement contains some forward-looking statements. "Forward-looking statements" describe our current expectations or forecasts of future events. These statements do not relate strictly to historical or current facts. In particular, these include statements relating to future actions, prospective products, future performance or results of current and anticipated products, sales, efforts, the outcome of contingencies and financial results. Any or all of the forward-looking statements we make may turn out to be wrong. They can be affected by inaccurate assumptions we might make or by known or unknown risks and uncertainties. Many factors, such as product acceptance, competition and marketing capabilities, are important in determining future results. Consequently, no forward-looking statements can be guaranteed. Actual future results may vary materially.

We undertake no obligation to publicly update any forward-looking statements, whether as a result of new information, future events or otherwise. You are advised, however, to consult any future disclosures we make on related subjects in our 10-QSB, 8-KSB, and 10-KSB reports to the SEC.

We provide the following cautionary discussion of risks, uncertainties and possible inaccurate assumptions relevant to our business and our products. These are factors that we think could cause our actual results to differ materially from expected results. Other factors besides those listed here could adversely affect us.


RISKS OF OUR COMPANY

NO OPERATING HISTORY. We have only recently been incorporated and we are still engaged in structuring our management and our proposed operations. Our operations are subject to all of the risks inherent in the establishment of a new business enterprise, including the lack of significant operating history. There can be no assurance that future operations will be profitable. Revenues and profits, if any, will depend upon various factors, including our ability to acquire horses suitable for pinhooking, to adequately train such horses in order that they achieve their potential, the expertise of our management, the market acceptance of the products and/or services offered, costs and general economic conditions. There can be no assurance that we will achieve our projected goals or accomplish our business plans; and such failure could have a material adverse effect on us and the value and price of our securities. (See "Proposed Business")

NEED FOR ADDITIONAL CAPITAL TO FINANCE GROWTH AND CAPITAL REQUIREMENTS. Circumstances may occur which could compel us to seek additional funds. We may be required to seek additional funds and to raise additional capital from public or private equity or debt sources in order to: (i) fund our general and administrative costs and expenses; (ii) pay off seed/startup loans; or (iii) establish ourselves in other areas of the thoroughbred industry.

There is no guarantee that we will be able to raise any such capital on terms acceptable to us or at all. Such financing may be upon terms that are dilutive or potentially dilutive to our stockholders. If alternative sources of financing are required, but are insufficient or unavailable, we will be required to modify our growth and operating plans in accordance with the extent of available funding. At the present time, we do not intend to obtain any loan financing from a lending institution. If necessary, Mr. Tilton may make a personal loan to the Company at or below market rates, on terms customarily used by lending institutions in making loans. A loan will only be procured from a lending institution under the following scenarios:

         i) in the event that Mr. Tilton is unable or unwilling to lend the amount required by the Company, and the Board of Directors has determined that it would be a prudent business decision to borrow money from a lending institution, or

         ii) in the event that there exists a pressing need of the Company for immediate capital, Mr. Tilton is unable or unwilling to lend the amount required by the Company, and the Board of Directors has determined that it would be a prudent business decision to borrow money from a lending institution.

If we are required to obtain loan financing, the amount of our profits (if any) will decrease or the amount of our debt will increase due to the interest charged on the loan. Loan financing may subject our operations to restrictions imposed by the lending institution, hindering our ability to operate in the manner best determined by our management and/or Board of Directors, with the potential that such restrictions will impede or prevent our growth and/or negatively impact our level of profits. Additionally, the use of debt financing or leverage would subject us to the risk that any downturns in the market for the goods and/or services we provide and any changes in interests rates (if we have an adjustable rate loan) will substantially increase the likelihood that our operations will not be profitable, possibly causing us to become bankrupt or to dissolve the corporation.

On September 30, 1999 we signed a promissory note with The Augustine Fund, L.P., an Illinois Limited Partnership with offices at 141 West Jackson Street, Suite 2182, Chicago, Illinois 60604 in exchange for The Augustine Fund, L.P. agreeing to provide us with a secured loan. The principal amount of the loan is $300,000,payable on or before September 30, 2000.

There is a risk of management's fiduciary duties to its shareholders being compromised any time there is a loan made to us by our officers and directors or affiliates. This potential risk can be minimized, but cannot be eliminated if such loans are made. If there are any loans made to us by our officers and directors or affiliates, there will be an independent appraisal of the value of the business or property except as stated below. There will be no independent appraisal made of the value of the Company in the event that any of our officers and directors or affiliates or lending institutions loan money to us due to the fact that we received insufficient initial offering proceeds. Any such loans made will be made at customary rates and terms and will not receive any preference in repayment over other debts we may have, unless the loan is a secured loan, with the possible exception of receiving higher priority in either a bankruptcy proceeding or in an agreement between our creditors. There will be no loans made from us to any of our officers, directors or affiliates, or any financial institutions.

LIMITATION OF LIABILITY AND INDEMNIFICATION OF OFFICERS AND DIRECTORS. Our officers and directors are required to exercise good faith and high integrity in the management of our affairs. Our Articles of Incorporation provide, however, that the officers and directors shall have no liability to the shareholders for losses sustained or liabilities incurred which arise from any transaction in their respective managerial capacities unless they violated their duty of loyalty, did not act in good faith, engaged in intentional misconduct or knowingly violated the law, approved an improper dividend or stock repurchase, or derived an improper benefit from the transaction. As a result, a purchaser of the Shares may have a more limited right to action than he would have had if such provision were not present. (See "Indemnification Limitation on Liability") Our Articles and By-Laws also provide for the indemnification by us of the officers and directors against any losses or liabilities they may incur as a result of the manner in which they operate our business or conduct the internal affairs, provided that in connection with these activities they act in good faith and in a manner which they reasonably believe to be in, or not opposed to, the best interests of Thoroughbred Interests, and their conduct does not constitute gross negligence, misconduct or breach of fiduciary obligations. (See "Indemnification") To further implement the permitted indemnification, we have entered into Indemnity Agreements with our current sole officer and director and we will provide similar agreements for future officers and directors. (See "Indemnification - Indemnity Agreements")

DEPENDENCE ON KEY PERSONNEL. Our future success will depend largely on the efforts and abilities of our management, especially of our current sole officer and director, James "Jim" D. Tilton, Jr. The loss of the services of Mr. Tilton or the inability to attract additional, experienced management personnel could have a substantial adverse effect on the Company. We have not obtained a "key man" insurance policy for Mr. Tilton. Our ability to implement our strategies depends upon our ability to attract highly talented managerial personnel. There can be no assurance that we will attract and retain such employees in the future. Our inability to hire and/or loss of key management or technical personnel could materially and adversely affect our business, results of operations and financial condition.

INDUSTRY GROWTH. According to the January 2, 1999 edition of Auction Review, published by Thoroughbred Times of Lexington, Kentucky, the 1998 North American yearling market yielded one of the best returns of the decade for pinhookers, and profit rates for resellers of yearlings purchased for $100,000 or more were more than double than those in any other category. Those purchased for $100,000 or more brought a rate of return of 123.9% in 1998. From 1989-1998, the minimum number of North American yearling sales, including those of pinhookers, was 7,459 sold in 1993, while the maximum number of North American yearling sales during those years was 8,471 in 1990. There were 8,248 such sales in 1998.

According to the Auction Review, the following table indicates the 1998 pinhooking returns for yearlings:


                                                    PERCENTAGE
                                      PERCENTAGE       NOT          AVERAGE        AVERAGE       RATE OF
     THRU RING    NOT SOLD    SOLD    PROFITABLE    PROFITABLE    1 YO. PRICE    2 YO. PRICE    RETURN(1)

A        72           18        54       51%           24%         $186,167       $439,254       123.9%
B        53           13        40       47%           28%           83,150        144,206        54.8%
C        93           25        68       41%           32%           58,441         90,412        32.1%
D        66           16        50       50%           26%           43,250         84,830        59.3%
E       109           19        90       50%           33%           32,444         59,784        40.9%
F       159           34       125       42%           36%           23,288         45,410        36.4%
G       205           58       147       34%           38%           13,733         28,915        21.8%
H       421           99       322       15%           61%            4,773         10,934       -26.0%
--------------------------------------------------------------------------------------------------------
      1,178          282       896       33%           43%         $ 32,257       $ 65,520        55.0%

Legend
-------
Category A = $100,000 and up
Category B = $75,000 to $99,999
Category C = $50,000 to $74,999
Category D = $40,000 to $49,999
Category E = $30,000 to $39,999
Category F = $20,000 to $29,999
Category G = $10,000 to $19,999
Category H = Less than $10,000

As indicated on the table above, the overall average rate of return for pinhookers was 55.0%, one of the best of the decade, with those purchasing yearling and reselling them as two-year olds earning an average rate of return of 123.9%. The overall rate of return for pinhookers of yearlings was 25.7% in 1997.

According to the Auction Review, the overall rate of return for yearling-to-juvenile pinhookers was 28.6% in 1998 and the weanling-to-juvenile pinhookers averaged only a 14.2% rate of return for 1998.

It is difficult to find statistics setting out average rates of return for resale of stallion shares. However, one may find it useful to review the returns by stud fee range for yearlings. According to the Auction Review, the table on the following page indicates the rates of return by stud fee range for yearlings. The ratio figure shows the multiple the yearlings received compared to their stud fees.

----------------
(1) Rate of return is calculated after including average cost of upkeep; estimated at $15,000.


                PCT.
    NO.         NOT     PCT.    PCT.        PCT. NOT      AVG.
  OFFERED       SOLD    SOLD    PROFITABLE  PROFITABLE    STUD FEE     AVG. PRICE      RATIO
A        100     24%     76%     56%         20%           $123,000     $676,316        5.50
B        317     29%     71%     41%         30%             57,268      254,971        4.45
C        363     22%     78%     38%         40%             34,948      128,532        3.68
D        665     20%     80%     36%         44%             22,877      100,429        4.39
E      2,022     22%     78%     28%         51%             12,468       45,948        3.69
F      2,423     20%     80%     20%         60%              6,257       24,845        3.97
G      4,134     24%     76%      9%         67%              2,305       10,104        4.38
--------------------------------------------------------------------------------------------
      10,024     22%     78%     20%         58%           $ 10,800     $ 45,065        4.17

Legend
------
             STUD FEE RANGE
Category A = $100,000 and up
Category B = $50,000 to $99,999
Category C = $30,000 to $49,999
Category D = $20,000 to $29,999
Category E = $10,000 to $19,999
Category F = $5,000 to $9,999
Category G = Less than $5,000

There are no guarantees that the thoroughbred industry will meet or exceed its rate of profit earned in years past, nor that we will be able to meet or exceed the industry average rate of return.

Risks Associated With Management of Potential Growth. We anticipate that we will have rapid growth, which will place a strain on our managerial, operational, and financial resources. We will initially use outside consultants and specialists to provide legal counsel and preliminary accounting until such persons are required on a full time or ongoing basis. We currently employ one person, Mr. Tilton. Our future employment of personnel is dependent on the number of horses we obtain and whether and to what degree we enter into areas of the thoroughbred industry other than pinhooking. We expect to employ a bookkeeper/file clerk in the near future.
The bookkeeper/file clerk is the only person other than Mr. Tilton which we currently anticipate employing.

Future Stock Option Exercise. Pursuant to our Performance Stock Option Plan adopted November 1, 1999 and approved by unanimous consent, our CEO will receive (if the book value reaches the following amounts) 3.0 million Common Stock options, each good to purchase one share of our Common Stock at 11 cents. One million five hundred thousand (1,500,000) of these options will be exercisable to our CEO when our book value exceeds $750,000 and the remaining one million five hundred thousand (1,500,000) options will be exercisable when our book value exceeds $1,500,000.

We also intend to offer the Dunnes (whom we are negotiating with to be our primary pinhookers) options under our Performance Stock Option Plan. We plan to offer the Dunnes options under which they can receive up to 1,000,000 (depending on the rate of return we achieve) Common Stock options per year for three years, each option good to purchase one share of our Common Stock at 11 cents. We intend to offer the Dunnes (i) 4,000 options for each 1% rate of return we achieve, up to a maximum of 500,000 options each year, and (ii) an additional bonus of 500,000 options for each year in which we achieve a 500% rate of return.

Our headquarters are currently located in the personal residence of our founder and CEO. We will probably obtain other space in the near future, in accordance with our finances.

There can be no assurance that we will be able to effectively manage the expansion of our operations, or that our facilities, systems, procedures or controls will be adequate to support our expanded operations. Our inability to effectively manage our future growth will have a material adverse effect on us.

Government Regulation. Our business operations are subject to all government regulations normally incident to conducting business (e.g., occupational safety and health acts, workmen's compensation statutes, unemployment insurance legislation, income tax and social security laws and regulations, environmental laws and regulations, consumer safety laws and regulations, etc.) as well as to governmental laws and regulations applicable to small public companies and their capital formation efforts. In addition, we are subject to laws and regulations regarding the purchase, sale, breeding, transportation, care, and possibly, racing of horses. Although we will make every effort to comply with applicable laws and regulations, we can provide no assurance of our ability to do so, nor can we predict the effect of those regulations on our proposed business activities.

Competition. There are many competitors in the pinhooking industry. Due to the fact that the majority of pinhooking operations are run by private companies and partnerships, we are unable to state the size or profitability of our competitors.

Uncertainty of Market Acceptance. Demand and market acceptance for our thoroughbred horses is subject to a high level of uncertainty. The thoroughbred industry is subject to fluctuations in profitability. Except for the high-end of the market, a greater percentage of horses are not profitable for their investors as opposed to the percentage that are profitable. This is offset by the fact that on average, the horses which are profitable make more money for their investors than the amount lost on the non profitable horses. We intend to minimize these risks by concentrating on the higher end of the market and by purchasing enough horses to spread our risk.

Additional Risk Factors that May Affect Future Results. This report contains some forward-looking statements. "Forward-looking statements" describe our current expectations or forecasts of future events. These statements do not relate strictly to historical or current facts. In particular, these include statements relating to future actions, prospective products, future performance or results of current and anticipated products, sales efforts, the outcome of contingencies and financial results. Any or all of the forward- looking statements we make may turn out to be wrong. They can be affected by inaccurate assumptions we might make or by known or unknown risks and uncertainties. Many factors, such as product acceptance, competition and marketing capabilities are important in determining future results. Consequently, no forward-looking statements can be guaranteed. Actual future results may vary materially.

We undertake no obligation to publicly update any forward-looking statements, whether as a result of new information, future events or otherwise.


ITEM 2. MANAGEMENT'S DISCUSSION AND ANALYSIS

The following discussion and analysis should be read in conjunction with the financial statements of the Company and summary of selected financial data for Thoroughbred Interests, Inc. This discussion should not be construed to imply that the results discussed herein will necessarily continue into the future, or that any conclusion reached herein will necessarily be indicative of actual operating results in the future. Such discussion represents only the best present assessment of the management of the Company.

PLAN OF OPERATIONS FOR THE NEXT 12 MONTHS

We have developed a plan of operations reflecting our objectives and anticipated growth for the next 12 months and beyond. In our plan, we identify our cash requirements, our anticipated purchases of new horses, and our required staffing and additional funding requirements to fulfill our business objectives. It is our overall objective is to become a high-quality pinhooking operation while returning a significant profit to our shareholders.


We wish to build our capital base so that we can (i) generate more revenues and profits for the Company, and (ii) enter a higher end of the market to increase our profit per horse.

Cash Requirements

We require a minimum of $1,000,000 to operate for next 12 months from the date of this Information Supplement. In June of 2000, we plan to convert our present $300,000 Augustine debentures into equity. Additionally, we expect to earn approximately $500,000-$700,000 in net profits from the sales of our 9 horses, after deducting all expenses and the initial purchase price of the horses.

We project gross revenues from the sale of the nine (9) horses, purchased last fall as yearlings, to be between $1,250,000-$1,500,000. This projection is based upon the selling prices of the horses' sires at 1998 two-year old training sales. This method of projection by comparing a yearling to its sire is fairly standard in our business. Management believes its projection is reasonable in light of the improving state of the industry, and it is the opinion of Management that these horses are well above average. Management also believes that many of the sires of our horse are among those in favor with prospective buyers. Two in particular, Belong to Me and Saint Ballado, are among a group of sires whose stud fees have risen over the past 12 months. Additionally, our nine horses are final two-year old crop for the pensioned Lord at War, which will have considerable value to purchasers.

For any remaining cash requirements, we plan to focus on raising the capital from large institutional investment equity funds, preferably funds of which our management has a working relationship. Any money raised beyond the $1,000,000 will be used to purchase additional horses.

Expected Purchases

We plan to purchase as many yearlings as we can in the higher end of the market. Our initial 9 horses were acquired in a range of $19,000-$87,000. Our projected gross revenues from the sale of the 9 horses is somewhere between $1,250,000 and $1,500,000. It is our plan to purchase up to 25 horses in September of 2000.


We expect to be able to obtain profitable returns whether we invest in ten or forty horses. However, it must be noted that the greater the number of horses we invest in, the more likely we are to be able to obtain a profitable return.


By the end of 2001, we hope to increase our capital base to $5-7 million. In order to achieve our growth objectives, we are presently seeking funding through a Regulation A filing and prospectus under the Securities Act of 1933. With our stronger capital base we hope to enter into a higher end of the market and thus increase our profits per horse.

Change in Number of Employees

We may hire up to three additional employees over the course of the year, finances permitted, in the areas of Marketing and Sales.

ITEM 3.   DESCRIPTION OF OUR PROPERTY

As of March of 2000, we moved our main office from the home office of our President, Jim Tilton, to a new facility, which is located at 127 South 6th Street in Louisville, Kentucky, 40402. It has approximately 1865 square feet of office space consisting of three separate (3) offices, a library, a conference room, a kitchen and a bathroom. The monthly rent is $2,500 of which Thoroughbred Interests, Inc. pays 50% with the other 50% covered by Internet Opportunities, Inc. Thoroughbred Interests, Inc. owns the office equipment and furniture. Management believes that this facility is adequate for us for the next 12 months and beyond. Our phone number is (502) 584-4434, and our facsimile number is (502) 584-4850.

Our physical assets, in addition to our office equipment and furniture, are limited to the following thoroughbreds to which we hold title:



                                                 DATE
THOROUGHBRED                        1 YR OLD     PURCHASED       COST
LORD AT WAR/ SA MARCHE              FILLY        7/29/99         52,800.00
BELONG TO ME/CAVETTA                FILLY        8/15/99         40,381.00
BELONG TO ME/VIVA' S LADY           COLT         8/15/99         87,631.00
FRENCH DEPUTY/SORTOFA LADY          COLT         9/14/99         79,050.00
BEAU GENIUS/MISDANGER               COLT         10/4/99         23,465.00
GO FOR GIN/BRIGHT OMEN              COLT         10/6/99         19,265.00
TWO PUNCH/TRUTH & BEAUTY            COLT         10/5/99         30,815.00
COZZENE/SHERRGO                     FILLY        10/25/99        42,300.00
SAINT BALLADO/WIFE BEGONE           COLT         10/26/99        65,400.00
                                                               -----------
                                                               $441,107.00


ITEM 4.
SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND
MANAGEMENT PRINCIPAL SHAREHOLDERS

The following table sets forth the ownership of our securities as of November 1, 1999:

NAME AND ADDRESS OF                 SHARES OF                         % AS OF
 BENEFICIAL OWNER                  COMMON STOCK                   NOVEMBER 1, 1999(1)
 ----------------                  ------------                   -------------------
James D. Tilton, Jr.                18,000,000                         68.22%
8702 Twin Ridge Road
Louisville, KY  40242

James D. Tilton, Jr.                 6,000,000(2)                      22.74%

c/o H. Glen Bagwell
3005 Anderson Drive
Raleigh, NC 27609

All Officers and Directors as       24,000,000                         90.96%
a Group (1 Person)

---------------------------
(1) Based upon 26,386,000 shares issued and outstanding
(2) These shares are being held in escrow by H. Glen Bagwell, and will be returned to James D. Tilton only upon satisfaction of the terms and conditions as defined in the Stock Escrow Agreement between James D. Tilton and H. Glen Bagwell.

All of the shares mentioned under this subheading were originally issued in amounts one-half of those stated above. Pursuant to our stock split, the amount of shares issued to all these individuals and/or companies and/or partnerships were doubled.

We have not issued any non-voting securities.

We have no parent companies.

                           Title and amount of
                           securities called
Name of                    for by options,           Exercise              Date
Holder                     warrants or rights        price                 Exercised
------                     ------------------        -----                 ---------
James D. Tilton, Jr.       Options to purchase       $0.11 per share       N/A.  See below.
                           3,000,000 shares of
                           Common Stock

These options were issued to James D. Tilton, Jr. pursuant to our Performance Stock Option Plan. Each option issued under our Performance Stock Option Plan allows the holder to purchase one share for eleven ($0.11) cents. One million five hundred thousand (1,500,000) of the options will be exercisable when our book value exceeds $750,000 and one million five hundred thousand (1,500,000) of the options will be exercisable when our book value exceeds $1,500,000. Mr. Tilton has sole investment power and sole voting power over the shares which may be issued under these options.

We have not issued any warrants or rights or any options except those disclosed above.

We have no parent companies.


ITEM 5. DIRECTORS, EXECUTIVE OFFICERS, PROMOTERS AND CONTROL PEOPLE

DIRECTORS AND EXECUTIVE OFFICERS. The position(s) held by each of our executive officers and Directors as of November 1, 1999 is shown in the following table. The Director was elected at a meeting held on December 31, 1998. Biographical information for each is set forth following the table.

Each Director serves for a one year term and until a successor is elected and has qualified. Each officer serves at the discretion of the Board of Directors.


Name                                Age              Position
----                                ---              --------
James "Jim" D. Tilton, Jr.          39               Chief Executive Officer
                                                     Chairman of the Board of Directors

JAMES "JIM" D. TILTON, JR. has been Thoroughbred Interest's Chief Executive Officer since March 25, 1999, the date on which he founded Thoroughbred Interests. He is also Chairman of our Board of Directors. Mr. Tilton was born and raised in Louisville, Kentucky. In 1982 he received a B.A in Political Science with an emphasis in Accounting/Business from the University of Louisville. Mr. Tilton holds a significant equity position.

From 1983-1986 he worked as a registered representative for Triad Systems Corporation in Tampa, Florida. At the time of departing that position, he was Triad Systems Corporation's top Florida salesperson.

From 1986-1991 he worked in the real estate areas of building, development and sales in Atlanta, Georgia. Mr. Tilton was a founder and partner in a real estate sales company, which was sold by the partners in 1991.

In 1991 he founded and was part owner of Louisville Pro Basketball, Inc. d/b/a Louisville Shooters, a professional basketball team. This team ceased operations after the start of the 1992-1993 season due to instability amongst the team's owners.

From 1993 to the present Mr. Tilton has worked in the securities industry. He started in 1993 as a stockbroker with Prudential Securities and was subsequently recruited to Smith Barney in 1994 and then to Morgan Keegan in 1995. He began working independently in the securities industry in January 1997, specializing in corporate finance/investment banking. Mr. Tilton has been involved in the financing of over 15 both private and public small growth companies.

He has devoted time to the study of the thoroughbred industry for many years. His extensive contacts in and knowledge of the industry will help us immensely. He is proud to be a member of numerous groups including the Thoroughbred Owners and Breeder Association, Kentucky Thoroughbred Owners and Breeders Association, and Turf Club at Churchill Downs. Since 1997 he has been a partner in thoroughbred horse owning partnerships. He has purchased and sold thoroughbred horses privately and has also purchased thoroughbred horses for himself at yearlings and two-year old sales.

Out of all our present shareholders, none of the corporations are officers or directors of our Company, and no individuals from those corporations are officers or directors of our Company.


ITEM 6: EXECUTIVE COMPENSATION

COMPENSATION OF DIRECTORS. At the present time we have only one director, Mr. Tilton. As an "inside" director (an employee) he is not compensated for his services as a director and it is our current policy not to compensate inside directors. However, we are seeking to expand the Board of Directors by the addition of qualified persons who may not be our employees and in that event we would expect to provide compensation in the form of :

         (a) expense reimbursement for attendance at meetings;

         (b) cash;

         (c) stock and/or

         (d) stock options;

or a combination of any or all four, as circumstances may require. The Directors shall serve for a term of one year, or until their successor are elected and qualify.

COMPENSATION OF MANAGEMENT. Our only employee is Mr. Tilton. Under his employment agreement, Mr. Tilton is to be paid a salary of $10,000 per month, but, in fact, will not receive any compensation until such time as we have operating revenues and then he will receive no more than 50% of such operating revenues. To the extent that our operating revenues are insufficient to pay the full salary, the difference will not be deferred or accrued; it will be suspended. See "Employment Agreements", above.

Pursuant to our Performance Stock Option Plan adopted July 27, 1999 and approved by unanimous consent, our CEO will (if the book value reaches the following amounts) receive three million (3,000,000) Common Stock options, each good to purchase one share of our Common Stock at 11 cents. One million five hundred thousand (1,500,000) of these options will be exercisable by our CEO when our book value exceeds $750,000 and the remaining one million five hundred thousand (1,500,000) options will be exercisable when our book value exceeds $1,500,000.

President, Treasurer and Director:

Mr. Tilton will begin to receive $10,000 per month as salary as finances permit, with the right to recapture salary from June 1999 forward. His salary will then remain at $10,000 per month until, and if, the Board of Directors votes otherwise.

Pursuant to our Performance Stock Option Plan adopted January 7, 2000 and approved by unanimous consent, our CEO will (if the book value reaches the following amounts) receive 3.0 million Common Stock options, each good to purchase one share of our Common Stock at 11 cents. One million five hundred thousand (1,500,000) of these options will be exercisable to our CEO when our book value exceeds $750,000 and the remaining one million five hundred thousand (1,500,000) options will be exercisable when our book value exceeds $1,500,000.

We also intend to offer the Dunnes (with whom we are negotiating to be our primary pinhookers) options under our Performance Stock Option Plan. We plan to offer the Dunnes options under which they can receive up to 1,000,000 (depending on the rate of return we achieve) Common Stock options per year for three years, each option good to purchase one share of our Common Stock at 11 cents. We intend to offer the Dunnes i) 4,000 options for each 1% rate of return we achieve, up to a maximum of 500,000 options each year, and ii) an additional bonus of 500,000 options for each year in which we achieve a 500% rate of return.

EMPLOYMENT AGREEMENTS. We have an employment agreement with our President, Mr. Tilton. The contract has an initial term ending December 31, 2000 and may be extended twice, for one year extension terms, at the option of the Board of Directors. Mr. Tilton will receive a salary of not less than $10,000 per month, except that:
         (a) no salary is payable until, and unless, we have operating revenues and then the salary actually paid cannot exceed 50% of those operating revenues; and
         (b) if the operating revenues are not sufficient to pay the entire salary, the difference is suspended and is not accrued for future payment; and
         (c) no remuneration will be paid to Mr. Tilton for his services in selling our securities.

The contract provides standard fringe benefits. It does not contain any "Golden Parachute" provisions. It contains certain protections for us, including covenants against:

                  (i)      disclosure of proprietary information; and
                  (ii)     competition; and
                  (iii)    post-employment solicitation of our employees.

The contract provides for disability payments under certain circumstances, but the disability payments would be subject to the same limitations as described above on the payment of regular salary. We may terminate the contract in the event of Mr. Tilton's death, his being charged with a felony or crime involving moral turpitude or unethical conduct, if he acts to our detriment, or if he fails to perform his duties.

Mr. Tilton has an employment agreement with Internet Opportunities, of which he is President, under the same terms.

ITEM 7. CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

In connection with our incorporation, we issued 12,000,000 shares of our Common Stock to Mr. Tilton at the par value of $.001 per share. Mr. Tilton received these shares in recognition of his pre-incorporation services and his agreement to serve without salary until such time as we have operating revenues.

Subsequently, due to our 2 for 1 forward stock split, Mr. Tilton's shares were increased to 24,000,000 shares. 6,000,000 of these shares are being held in escrow in the name of H. Glen Bagwell as security for the Augustine Fund, L.P.


ITEM 8. DESCRIPTION OF SECURITIES

Our authorized capital structure consists of Preferred Stock, par value $0.001, and Common Stock, par value $0.001. The amount or number shares authorized and outstanding as of the date of this Information Supplement, are as follows:

         SECURITY                  AUTHORIZED              OUTSTANDING

        Preferred Stock             10,000,000                      0
        Common Stock               100,000,000             26,386,000
        Stock Options                3,000,000              3,000,000

PREFERRED STOCK. The 10,000,000 shares of Preferred Stock having a par value of $.001 authorized are undesignated as to preferences, privileges and restrictions. When the shares are issued, the Board of Directors must establish a "series" of the shares to be issued and designate the preferences, privileges and restrictions applicable to that series.

To date, the Board of Directors has not designated any series.

COMMON STOCK. Our authorized common equity consists of 100,000,000 shares of Common Stock, with a $.001 par value, of which 26,386,000 shares of Common Stock are issued and outstanding. Shareholders (i) have general ratable rights to dividends from funds legally available, therefore; when and if declared by the Board of Directors; (ii) are entitled to share ratably in all of our assets available for distribution to shareholders upon liquidation, dissolution or winding up of our affairs; (iii) do not have preemptive, subscription or conversion rights, nor are there any redemption or sinking fund provisions applicable thereto; and (iv) are entitled to one vote per share on all matters on which shareholders may vote at all shareholder meetings. All shares of Common Stock now outstanding are fully paid and nonassessable.

The Common Stock does not have cumulative voting rights, which means that the holders of more than fifty percent of the Common Stock voting for election of directors can elect one hundred percent of our directors if they choose to do so. We have not had any earnings, have not paid any dividends on our Common Stock and do not anticipated that any dividends will be paid in the foreseeable future. Dividends upon Preferred shares must have been paid in full for all past dividend periods before distribution can be made to the holders of Common Stock. In the event of a voluntary or involuntary liquidation, all of our assets and funds remaining after payments to the holders of Preferred Stock will be divided and distributed among the holders of Common Stock according to their respective shares.

STOCK OPTIONS. Options to purchase Shares of our Common Stock were made available in a Performance Stock Option Plan. We created this plan to compensate executives, key management personnel, employees and consultants who either have previously contributed to our continuity and growth, or who are contributing currently to our continuity and growth. Also, we hope to provide an incentive for employees and consultants to expand and improve the profits and prosperity of our Company and to assist us in attracting and retaining executives, key management personnel, employees and consultant s through the grant of Options to purchase shares of our Common Stock. Presently, options are allocated as follows:

                           Title and amount of
                           securities called
     Name of               for by options,            Exercise                Date
     Holder                warrants or rights         price                   Exercised

James D. Tilton, Jr.       Options to purchase        $0.11 per share         N/A.  See below.
                           3,000,000 shares of
                           Common Stock

These options were issued to James D. Tilton, Jr. pursuant to our Performance Stock Option Plan. Each option issued under our Performance Stock Option Plan allows the holder to purchase one share for eleven ($0.11) cents. One million five hundred thousand (1,500,000) of the options will be exercisable when our book value exceeds $750,000 and one million five hundred thousand (1,500,000) of the options will be exercisable when our book value exceeds $1,500,000. Mr. Tilton has sole investment power and sole voting power over the shares which may be issued under these options.

DIVIDEND POLICY. We have recently been incorporated, have had no operations, earnings or profits, and will be required to re-invest any future earnings in our operations. We have not paid any cash dividends on our Common Stock or our Preferred Stock. Moreover, our Board of Directors has no present intention of declaring any cash dividends. We expect to re-invest all profits in the business for additional working capital for continuity and growth. The declaration and payment of dividends in the future will be determined by our Board of Directors considering the conditions then existing, including our earnings, financial condition, capital requirements, and other factors.


PART II

ITEM 1.MARKET PRICE OF AND DIVIDENDS ON THE REGISTRANT'S COMMON EQUITY AND OTHER SHAREHOLDER MATTERS


Dividend Policy

We have not had any earnings or profits and have not paid any dividends. Our proposed operations are capital intensive and we need working capital. Therefore, we will be required to reinvest any future earnings in the Company's operations. Our Board of Directors has no present intention of declaring any cash dividends, as we expect to re-invest all profits in the business for additional working capital for continuity and growth. The declaration and payment of dividends in the future will be determined by our Board of Directors considering the conditions then existing financial condition, including the Company's earnings, capital requirements, and other factors.


ITEM 2. LEGAL PROCEEDINGS

Except as described below we are not engaged in any pending legal proceedings. We are not aware of any legal proceedings pending, threatened or contemplated, against any of our officers and directors, respectively, in their capacities as such.


ITEM 3. CHANGES IN AND DISAGREEMENT WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE

We have selected Baum & Company, P.A., located at 1515 N. University Drive, Suite 209, Coral Springs, FL 33071, (954) 752-1712, as our auditor. We have included our audited financial statements for the fiscal period from inception to December, 1999, and audited interim statements March 31, 2000.


ITEM 4. RECENT SALES OF UNREGISTERED SECURITIES

In connection with our incorporation, we issued 12,000,000 shares of our Common Stock to Mr. Tilton at the par value of $.001 per share. These shares were issued to Mr. Tilton in recognition of his pre-incorporation services and his agreement to serve without salary until such time as we have operating revenues.

Subsequently, due to our 2 for 1 forward stock split, Mr. Tilton's shares were increased to 24,000,000 shares. 6,000,000 of these shares are being held in escrow in the name of H. Glen Bagwell as security for the Augustine Fund, L.P.

A Registration Statement pursuant to Regulation A was filed with the SEC on November 1, 1999, which brings the effective date of registration to December 30, 1999. We are in the process of clearing Comments.


ITEM 5. INDEMNIFICATION OF DIRECTORS AND OFFICERS

Nevada Corporation Law

Section 78.7502 of the Nevada General Corporation Law contains provisions authorizing indemnification by the Company of directors, officers, employees or agents against certain liabilities and expenses which they may incur as directors, officers, employees or agents of the Company or of certain other entities. Section 78.7502(3) provides for mandatory indemnification, including attorney's fees, if the director, officer, employee or agent has been successful on the merits or otherwise in defense of any action, suit or proceeding or in defense of any claim, issue or matter therein. Section 78.751 provides that such indemnification may include payment by the Company of expenses incurred in defending a civil or criminal action or proceeding in advance of the final disposition of such action or proceeding upon receipt of an undertaking by the person indemnified to repay such payment if he shall be ultimately found not to be entitled to indemnification under the Section. Indemnification may be provided even though the person to be indemnified is no longer a director, officer, employee or agent of the Company or such other entities. Section 78.752 authorizes the Company to obtain insurance on behalf of any such director, officer employee or agent against liabilities, whether or not the Company would have the power to indemnify such person against such liabilities under the provisions of the Section 78.7502.

Under Section 78.751(e) the indemnification and advancement of expenses provided pursuant to Sections 78.7502 and 78.751 are not exclusive, and subject to certain conditions, the Company may make other or further indemnification or advancement of expenses of any of its directors, officers, employees or agents.

Because neither the Articles of Incorporation, as amended, nor the By-Laws of our Company otherwise provide, notwithstanding the failure of the Company to provide indemnification and despite a contrary determination by the Board of Directors or its shareholders in a specific case, a director, officer, employee or agent of the Company who is or was a party to a proceeding may apply to a court of competent jurisdiction for indemnification or advancement of expenses or both, and the court may order indemnification and advancement of expenses, including expenses incurred in seeking court-ordered indemnification or advancement of expenses if it determines that the petitioner is entitled to mandatory indemnification pursuant to Section 78.7502(3) because he has been successful on the merits, or because the Company has the power to indemnify on a discretionary basis pursuant to Section 78.7502 or because the court determines that the petitioner is fairly and reasonably entitled indemnification or advancement of expenses or both in view of all the relevant circumstances.

Articles of Incorporation and By-Laws

Our Articles of Incorporation and By-Laws empower us to indemnify current or former directors, officers, employees or agents of the Company or persons serving by request of the Company in such capacities in any other enterprise or persons who have served by the request of the Company is such capacities in any other enterprise to the full extent permitted by the laws of the State of Nevada.

Officers and Directors Liability Insurance

At present, we do not maintain Officers and Directors Liability Insurance and, because of the anticipated cost of such insurance, we have no present plans to obtain such insurance.

Indemnity Agreements

In order to induce and encourage highly experienced capable persons to serve as directors and officers, we have entered into an Indemnity Agreement with each director and officer presently serving us and will provide the same agreement to future directors and officers as well as certain agents and employees. The Agreement provides that we shall indemnify the director and /or officer, or other person, when he or she is a party to, or threatened to be made a party to, a proceeding by, or in the name of, we. Expenses incurred by the indemnified person in any proceeding are to be paid to the fullest extent permitted by applicable law. The Agreement may at some time require us to pay out funds which might otherwise be utilized to further our business objectives, thereby reducing our ability to carry out our projected business plans.

Sec Position on Indemnification for Security Act Liability

Insofar as indemnification for liabilities arising under the Securities Act of 1933, as amended, may be permitted to directors, officers, and controlling persons of the Company pursuant to the foregoing provisions, or otherwise, the Company has been advised that is the opinion of the Securities and Exchange

Commission such indemnification is against public policy as expressed in the Securities Act of 1933, as amended, and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Company of expenses incurred or paid by a director, officer or controlling person of the Company in the successful defense of any action, suite or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Company will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question of whether such indemnification by it is against public policy as expressed in the Securities Act of 1933, as amended, and will be governed by the final adjudication of such issue.

                                   SIGNATURES

     In accordance with Section 12 of the Securities Exchange Act of 1934, the registrant caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.

                                 Thoroughbred Interests, Inc.
                                 --------------------------------
                                 (Registrant)


Date April 26, 2000                 /s/ James D. Tilton
     -----------------             -------------------------------------------
                                     James D. Tilton, President

                          THOROUGHBRED INTERESTS, INC.
                              FINANCIAL STATEMENTS
                                 MARCH 31, 2000

                          THOROUGHBRED INTERESTS, INC.
                          (A DEVELOPMENT STAGE COMPANY)
                              FINANCIAL STATEMENTS
                                DECEMBER 31, 1999

                                TABLE OF CONTENTS


                                                                     Page
                                                                     ----
Independent Auditor's Report                                           1

Balance Sheet                                                          2

Statement of Income and Accumulated Deficit                            3

Statement of Cash Flows                                                4

Notes to Financial Statements                                         5-7

                              BAUM & COMPANY, P.A.
                          CERTIFIED PUBLIC ACCOUNTANTS
                        1515 UNIVERSITY DRIVE - SUITE 209
                          CORAL SPRINGS, FLORIDA 33071
                                 (954) 752-1712



                           INDEPENDENT AUDITORS REPORT


The Board of Directors
Thoroughbred Interests, Inc.
Louisville, Kentucky



We have audited the accompanying balance sheet of Thoroughbred Interests, Inc. (A Development Stage Company) as of December 31, 1999 and the related statement of income and cash flows for the period commencing March 25, 1999 (inception) to December 31, 1999 then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements present fairly, in all material respects, the financial position of Thoroughbred Interests, Inc. (A Development Stage Company) at December 31, 1999 and the statement of income and cash flows for the period commencing March 25, 1999 (inception) to December 31, 1999 then ended in conformity with generally accepted accounting principles.





Coral Springs, Florida
March 3, 2000

                          THOROUGHBRED INTERESTS, INC.
                          (A DEVELOPMENT STAGE COMPANY)
                   STATEMENT OF INCOME AND ACCUMULATED DEFICIT
              FOR THE PERIOD COMMENCING MARCH 25, 1999 (INCEPTION)
                              TO DECEMBER 31, 1999

                                                    OPERATING        DEVELOPMENTAL
                                                      STAGE             STAGE
                                                    ---------         ---------
Revenue                                                $- 0 -             - 0 -

Expenses
    Operational costs                                  55,720             - 0 -
    General & administrative                           27,727             - 0 -
    Startup and organizational costs                    - 0 -            11,220
                                                    ---------         ---------
    Total expenses                                     83,447            11,220
                                                    ---------         ---------

Net income (loss) Before other expenses               (68,345)          (11,220)

Other expenses
      Interest expense                                 39,500             - 0 -
                                                    ---------         ---------

Net income before provision for income taxes         (122,947)          (11,220)

     Provision for income taxes                         - 0 -             - 0 -
                                                    ---------         ---------

Net Income (loss)                                   $(122,947)        $ (11,220)

Accumulated deficit - beginning                         - 0 -             - 0 -
                                                    ---------         ---------

Accumulated deficit - ending                        $(122,947)        $ (11,220)
                                                    =========         =========



          See accountants report and notes to the financial statements.

                         THOROUGHBRED INTERESTS, INC.
                         (A DEVELOPMENT STAGE COMPANY)
                                 BALANCE SHEET
                               DECEMBER 31, 1999


                                    ASSETS

Current Assets
   Cash in bank                                                          $  11,348
   Investment in thoroughbred horses ( note 1 )                            441,107
                                                                         ---------

                                                                           452,455

Other assets
   Deferred registration costs ( note 1 )                                    5,385
                                                                         ---------
      Total assets                                                       $ 457,840
                                                                         =========

                       LIABILITIES AND STOCKHOLDERS EQUITY

Current liabilities
   Note payable (  note 6 )                                              $ 350,000
   Accounts payable and accrued expenses                                   102,235
                                                                         ---------

      Total current liabilities                                            452,235

Other liabilities

   Loan payable - stockholder ( note 3 )                                   113,511
                                                                         ---------

      Total liabilities                                                    565,746
                                                                         ---------

 Stockholders equity

   Common stock, par value  $.001, 100,000,000 shares authorized;
       26,386,000 shares issued and outstanding                             26,386
   Preferred stock, par value  $.001, 10,000 shares authorized;
       no shares issued

   Deficit accumulated in the development stage                            (11,220)
   Accumulated deficit                                                    (122,947)
   Less: subscription receivable                                              (125)
                                                                         ---------
                                                                          (107,906)
                                                                         ---------
      Total liabilities & stockholders equity                            $ 457,840
                                                                         =========


          See accountants report and notes to the financial statements.

                          THOROUGHBRED INTERESTS, INC.
                         (A DEVELOPMENT STAGE COMPANY)
                             STATEMENT OF CASH FLOWS
              FOR THE PERIOD COMMENCING MARCH 25, 1999 (INCEPTION)
                             TO DECEMBER 31, 1999


Cash flows from operations:
   Net income (loss)                                        $(134,167)

Changes in operating assets and liabilities
   (Increase) in Investment in thoroughbred horses           (441,107)
   Increase in accounts payable and accrued expenses          102,235
                                                            ---------

Net cash used for operations                                 (473,039)
                                                            ---------

Cash flows from financing activities:
   Proceeds from loan from stockholder                        113,511
   Proceeds from issuance of common stock                      26,386
   Increase in subscriptions receivable                          (125)
   Proceeds of  note payable                                  350,000
   Increase in deferred registration costs                     (5,385)
                                                            ---------
                                                              484,387

Net increase in cash                                           11,348

Cash - beginning                                                - 0 -
                                                            ---------

Cash - ending                                               $  11,348
                                                            =========



Supplemental disclosures:

  Interest expense                                          $  39,500
                                                            =========


          See accountants report and notes to the financial statements.

                         THOROUGHBRED INTERESTS, INC.
                         (A DEVELOPMENT STAGE COMPANY)
                         NOTES TO FINANCIAL STATEMENTS
                               DECEMBER 31, 1999



NOTE 1 -   BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
           -------------------------------------------------------

           BUSINESS AND ORGANIZATION

           The Company was organized under the laws of Nevada on March 25, 1999. The Company is a development stage company in that substantially all of its efforts are currently devoted to raising capital. The Company business plan calls for the purchasing, training and sales of thoroughbred horses. Effective July 1999 the Company has emerged from its development stage with the acquisition of thoroughbred horses.

           ORGANIZATION COSTS

           The Company has incurred various expenditures in the formation of its corporate and organizational structure. In accordance with SOP 98-5 these costs will be expensed as incurred.

           DEFERRED REGISTRATION COSTS

           The Company has incurred various costs to prepare and file the required documents for its forthcoming stock offering under regulation 504. These costs will be offset against the proceeds of a successful offering, or expensed if unsuccessful.

           SUBSCRIPTION RECEIVABLE

           Sales of common stock have occurred whereby the proceeds have not been received, thus the balances have been reflected as an offset to stockholders equity.

           INVESTMENT IN THOROUGHBRED HORSES

           The Company's investment in thoroughbred horses are stated at the lower of cost or market plus applicable carrying costs.

           MANAGEMENT ESTIMATES

           The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and revenues and expenses. The actual outcome of the estimates could differ from the estimates made in the preparation of the financial statements

                          THOROUGHBRED INTERESTS, INC.
                          (A DEVELOPMENT STAGE COMPANY)
                          NOTES TO FINANCIAL STATEMENTS
                                DECEMBER 31, 1999


NOTE 2 -   PROPOSED STOCK OFFERING

           The Company is currently implementing a proposed stock offering under Regulation A in accordance with the rules and regulations of the Securities Act of 1933. Under the terms of the offering document, the Company will sell 2,500 units @ $1,000 per unit which consists of 10,000 shares of common stock and 5,000 stock purchase warrants. Each stock purchase warrant entitles the holder to acquire one share of common stock at an exercise price of $.15 on or before May 31, 2000

NOTE 3 -   RELATED PARTY TRANSACTIONS

           The Company has issued 13,193,000 shares of common stock to its founder and various other individuals at a par value of $.001 for their time and effort in establishing the Company. An substantial amount of these shares will be subject to a restriction against transfer for a period of at least one year pursuant to SEC rule 144.

           The founder of the Company will assume the role of CEO and Chairman of the Board of Directors at a salary and a stock option plan subject to the approval by the Board of Directors. Additionally, he has advanced funds to the company.

NOTE 4 -   CAPITAL TRANSACTIONS

           a.) The Company at its inception issued 13,181,500 shares of common stock to various related parties.

           b.) The Company by an unanimous consent in lieu of a special meeting of Directors approved a two (2) for one (1) forward stock split for all shares issued and outstanding effective July 23, 1999. The authorized shares of common stock increased from 50,000,000 to 100,000,000 and the par value remained at $.001 per share.

NOTE 5 -   STOCK OPTION PLAN

           On July 23, 1999, the Board of directors approved a performance stock plan to compensate executives, key management personnel and consultants of the Company. The plan document has authorized a maximum of 10,000,000 shares of common stock to be optioned at an exercise price of $.11 per share. The stock options are exercisable within five years of their issuance and are not transferable. The fair market value of common stock options granted will be reflected as compensation issued. As of October 31, 1999, no options have been granted.

                             THOROUGHBRED INTERESTS, INC.
                             (A DEVELOPMENT STAGE COMPANY)
                             NOTES TO FINANCIAL STATEMENTS
                                   DECEMBER 31, 1999


NOTE 6 -   NOTE PAYABLE

           On September 30, 1999 pursuant to a written promissory note the Company was loaned $300,000 from Augustine Fund, L.P. . The note has no stated interest but calls for the payment of $375,000 in ( 180 ) one hundred eighty days from September 30, 1999. The Augustine Fund L.P. has the right to convert all or any portion of the $375,000 into units under this offering at $1,000 per unit. As security for this loan, the President of the company has placed in escrow 6,000,000 restricted shares of common stock. On March 22, 2000, The Augustine Fund, L.P. granted the company a ( 60 ) sixty day extension to May 29, 2000 for satisfaction of the note.

           On December 15, 1999, pursuant to a convertible promissory note the Company was loaned $50,000 from an individual. The note is unsecured and bears interest at 12% per annum payable including interest on or before August 13, 2000. The promissory note is convertible into fifty units each consisting of 10,000 shares of common stock and 5,000 common stock purchase warrants exercisable at $.15 per share.

NOTE 7 -   INCOME TAXES

           The Company in accordance with FASB 109, it has been determined that a 100 % valuation allowance of 100% of the net operating loss is deemed appropriate since future profitable operations cannot be ascertained at this time.

                                TABLE OF CONTENTS


                                                                                                     Page
                                                                                                     ----
Independent Auditor's Report                                                                            1

Balance Sheet                                                                                           2

Statement of Income and Accumulated Deficit                                                             3

Statement of Cash Flows                                                                                 4

Notes to Financial Statements                                                                         5-7

                              BAUM & COMPANY, P.A.
                          CERTIFIED PUBLIC ACCOUNTANTS
                        1515 UNIVERSITY DRIVE - SUITE 209
                          CORAL SPRINGS, FLORIDA 33071
                                 (954) 752-1712

                           INDEPENDENT AUDITORS REPORT

The Board of Directors
Thoroughbred Interests, Inc.
Louisville, Kentucky

We have audited the accompanying balance sheet of Thoroughbred Interests, Inc. as of March 31, 2000 and the related statement of income and cash flows for the three months then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements present fairly, in all material respects, the financial position of Thoroughbred Interests, Inc. at March 31, 2000 and the statement of income and cash flows for the three months then ended in conformity with generally accepted accounting principles.

Coral Springs, Florida
April 18,  2000

                          THOROUGHBRED INTERESTS, INC.
                                  BALANCE SHEET
                                 MARCH 31, 2000

                                     ASSETS

Current Assets
    Cash in bank                                                     $ 136,147
    Accounts receivable - trade                                         38,000
    Investment in thoroughbred horses( note 1 )                        251,722
    Prepaid expenses                                                     7,500
                                                                     ---------
                                                                       433,369
                                                                     ---------
Other assets
    Deferred registration costs( note 1 )                                5,385
                                                                     ---------
         Total assets                                                $ 438,754
                                                                     =========


                       LIABILITIES AND STOCKHOLDERS EQUITY

Current liabilities
    Note payable(  note 6 )                                          $ 400,000
    Accounts payable and accrued expenses                               95,239
                                                                     ---------
         Total current liabilities                                     495,239

Other liabilities
    Loan payable - stockholder(  note 3 )                               74,011
                                                                     ---------
            Total liabilities                                          569,250
                                                                     ---------
Stockholders equity
    Common stock, par value  $.001, 100,000,000 shares authorized;
        26,386,000 shares issued and outstanding                        26,386
    Preferred stock, par value $ .001, 10,000 shares authorized;
          no shares issued
    Accumulated deficit                                               (156,757)
    Less: subscription receivable                                         (125)
                                                                     ---------
                                                                      (130,496)
                                                                     ---------
         Total liabilities & stockholders equity                     $ 438,754
                                                                     =========

          See accountants report and notes to the financial statements.

                          THOROUGHBRED INTERESTS, INC.
                   STATEMENT OF INCOME AND ACCUMULATED DEFICIT
                    FOR THE THREE MONTHS ENDED MARCH 31, 2000

Revenue                                                               $ 297,500

Expenses
     Operational costs                                                  272,039
     General & administrative                                             8,301
                                                                      ---------
     Total expenses                                                     280,340
                                                                      ---------

Net income (loss) before other income and expense                        17,160

Other income and expense
     Interest expense                                                   (39,750)
                                                                      ---------

Net income before provision for income taxes                            (22,590)

Provision for income taxes ( note 7 )                                     - 0 -
                                                                      ---------

Net income ( loss )                                                   $ (22,590)

Accumulated deficit - beginning                                        (134,167)
                                                                      ---------

Accumulated deficit - ending                                          $(156,757)
                                                                      =========

          See accountants report and notes to the financial statements.

                          THOROUGHBRED INTERESTS, INC.
                             STATEMENT OF CASH FLOWS
                    FOR THE THREE MONTHS ENDED MARCH 31, 2000

Cash flows from operations:
     Net income (loss)                                      $ (22,590)

Changes in operating assets and liabilities:
     ( Increase ) in accounts receivable - trade              (38,000)
     ( Decrease ) in Investment in thoroughbred horses        189,385
     ( Increase) in prepaid expenses                           (7,500)
     ( Decrease ) in accounts payable and accrued expenses     (6,996)
                                                            ---------

Net cash provided from operations                             114,299
                                                            ---------

Cash flows from financing activities:
     Reduction in stockholder loan                            (39,500)
     Proceeds of  note payable                                 50,000
                                                            ---------

Net cash provided from financing activities                    10,500
                                                            ---------




Net increase in cash                                          124,799

Cash  - beginning                                              11,348
                                                            ---------

Cash - ending                                               $ 136,147
                                                            =========



Supplemental disclosures:
      Interest expense                                      $  39,750

          See accountants report and notes to the financial statements.

                          THOROUGHBRED INTERESTS, INC.
                          NOTES TO FINANCIAL STATEMENTS
                                 MARCH 31, 2000

NOTE 1 -        BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

                BUSINESS AND ORGANIZATION

                The Company was organized under the laws of Nevada on March 25, 1999.. The Company business consists of purchasing, training and sales of thoroughbred horses. The emerged from its development stage in July, 1999 when it acquired thoroughbred horses.

                ORGANIZATION COSTS

                The Company has incurred various expenditures in the formation of its corporate and organizational structure. In accordance with SOP 98-5 these costs will be expensed as incurred.

                DEFERRED REGISTRATION COSTS

                The Company has incurred various costs to prepare and file the required documents for its stock offering under regulation 504. These costs will be offset against the proceeds of a successful offering, or expensed if unsuccessful.

                SUBSCRIPTION RECEIVABLE

                Sales of common stock have occurred whereby the proceeds have not been received, thus the balances have been reflected as an offset to stockholders equity.

                INVESTMENT IN THOROUGHBRED HORSES

                The Company's investment in thoroughbred horses are stated at the lower of cost or market plus applicable carrying costs.

                MANAGEMENT ESTIMATES

                The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and revenues and expenses. The actual outcome of the estimates could differ from the estimates made in the preparation of the financial statements

                          THOROUGHBRED INTERESTS, INC.
                          NOTES TO FINANCIAL STATEMENTS
                                 MARCH 31, 2000

NOTE 2 -  PROPOSED STOCK OFFERING

          The Company is currently implementing a proposed stock offering under Regulation A in accordance with the rules and regulations of the Securities Act of 1933. Under the terms of the offering document, the Company will sell 2,500 units @ $1,000 per unit which consists of 10,000 shares of common stock and 5,000 stock purchase warrants. Each stock purchase warrant entitles the holder to acquire one share of common stock at an exercise price of $.15 on or before May 31, 2000

NOTE 3 -  RELATED PARTY TRANSACTIONS

          The Company has issued 13,193,000 shares of common stock to its founder and various other individuals at a par value of $.001 for their time and effort in establishing the Company. An substantial amount of these shares will be subject to a restriction against transfer for a period of at least one year pursuant to SEC rule 144.

          The founder of the Company has assumed the role of CEO and Chairman of the Board of Directors at a salary and a stock option plan subject to the approval by the Board of Directors. The salary will commence upon the availability of sufficient cash flow to pay the required compensation. Additionally, the CEO has advanced $74,011 as a interest free, unsecured loan as of March 31, 2000 to the company.

          The Company commenced in April 2000 utilizing an office facility leased by the CEO on a informal agreement at $1,352 per month to conduct its business operations.

NOTE 4 -  CAPITAL TRANSACTIONS

          a.) The Company at its inception issued 13,181,500 shares of common stock to various related parties.
          b.) The Company by an unanimous consent in lieu of a special meeting of Directors

          Approved a two (2) for one (1) forward stock split for all shares issued and outstanding effective July 23, 1999. The authorized shares of common stock increased from 50,000,000 to 100,000,000 and the par value remained at $.001 per share.

NOTE 5 -  STOCK OPTION PLAN

          On July 23, 1999, the Board of directors approved a performance stock plan to compensate executives, key management personnel and consultants of the Company. The plan document has authorized a maximum of 10,000,000 shares of common stock to be optioned at an exercise price of $.11 per share. The stock options are exercisable within five years of their issuance and are not transferable. The fair market value of common stock options granted will be reflected as compensation issued. As of March 31, 2000, no options have been granted.

                          THOROUGHBRED INTERESTS, INC.
                          NOTES TO FINANCIAL STATEMENTS
                                 MARCH 31, 2000

NOTE 6 -          NOTE PAYABLE

                  On September 30, 1999 pursuant to a written promissory note the Company was loaned $300,000 from Augustine Fund, L.P.
                  The note has no stated interest but calls for the payment of $375,000 in ( 180 ) one hundred eighty days from September 30, 1999. The Augustine Fund L.P. has the right to convert all or any portion of the $ 375,000 into units under this offering at $1,000 per unit. As security for this loan, the President of the company has placed in escrow 6,000,000 restricted shares of common stock. On March 22, 2000, The Augustine Fund, L.P. granted the company a ( 60 ) sixty day extension to May 29, 2000 for satisfaction of the note.

                  On December 15, 1999, pursuant to convertible promissory note the Company was loaned $50,000 from an individual. The note is unsecured and bears interest at 12% per annum payable including interest on or before August 13, 2000. On February 10, 2000 the Company received an additional $50,000 under the same terms to be repaid in full including interest on August 13, 2000. The promissory notes are both convertible into fifty units each consisting of 10,000 shares of common stock and 5,000 common stock purchase warrants exercisable at $.15 per share.

NOTE 7 -          INCOME TAXES

                  The Company in accordance with FASB 109 , it has been determined that a 100% valuation allowance of the entire net operating loss is deemed appropriate since future profitable operations cannot be ascertained at this time.